Eilenberg & Krause LLP

11 East 44th Street

New York, New York 10017

Telephone: (212) 986-9700

Facsimile: (212) 986-2399

E-mail: MAIL@ezlaw.com

June 30, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention:	Mara L. Ransom, Special Counsel Office of Mergers and Acquisitions

	Re:	Pharmos Corporation (the “Company”) PRER 14A Filed on June 16, 2006 File # 0-11550

Dear Ms. Ransom:

          I am writing in response to your letter of June 22, 2006 to Dr. Haim Aviv, Chairman of the Company (the “Comment Letter”).

          The Company is filing today an amendment (“Amendment No. 2”) to the above-referenced Schedule 14A. Set forth below are the Company’s responses to the Comment Letter, including, when applicable, page references to responsive changes made in the Amendment. For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

Schedule 14A

1.

Please supplementally advise us as to whether or not you intend to register the sale of the securities for which you are seeking shareholder approval. We note your indication that you intend to register the resale of all of the shares of your common stock to be issued in connection with the merger, however, it is not clear whether you are registering the initial issuance of such shares. If you are relying upon an exemption from registration, provide us with an analysis of the availability of such exemption, particularly in light of your intention to file a registration statement in connection with the resale “within seven days of the Effective Date” as you indicate on page 23.

Securities and Exchange Commission
June 30, 2006

Response: The Company will not be registering the initial issuance of the securities for which shareholder approval is being sought; rather, the Company will be registering the resale of such securities. Under Section 7.14 of the Agreement and Plan of Merger, it is a condition to the closing of the merger that the issuance of the securities to the Vela shareholders will qualify as a private placement under Regulation D under the Securities Act. Specifically, prior to the closing of the Vela merger transaction, the Company will obtain a representation from each Vela investor receiving Pharmos common stock that he, she or it is an "accredited investor" and is acquiring such shares for investment purposes. All of the initial 11.5 million shares to be issued in the Vela merger transaction will be issued at the closing, and the resale registration statement on Form S-3 will only be filed after that transaction has been consummated and the shares have been issued.

          Under Section 2(a)(i) of the Registration Rights Agreement to be executed as of the closing date of the merger (the form of which is set forth as Exhibit C to the Agreement and Plan of Merger), the Company will be obligated to file a resale registration statement for the securities issued to the Vela shareholders within seven days of the Effective Date of the merger. However, under the lock-up provisions of Section 7 of the Registration Rights Agreement, the selling securityholders listed in the resale registration statement will not be able to sell any of their securities for six months. Thereafter, the lock-up will be lifted with respect to one-third of the shares every six months (resulting in the lock-up being completely lifted 18 months from the Effective Date of the merger).

          The Form S-3 resale registration statement will also cover the resale of up to 8 million additional shares to be issued in the future to the Vela shareholders if certain clinical milestones are achieved. The Vela shareholders, as of the closing date - and prior to the time that the resale registration statement will be filed - will have made an irrevocable investment decision to obtain those additional milestone shares, and if and when such shares are issued, no additional consideration will be received by the Company.

           We have concluded, therefore, that the issuance of the shares in the Vela merger transaction - both initially at the closing and subsequently if the clinical milestones are achieved - is exempt from registration, and specifically does not have to be integrated with the resale transaction to be covered by the S-3 registration statement.

2.

Please ensure that your proxy statement meets all of the applicable item requirements of Schedule 14A. See Note A to Schedule 14A, which indicates that if security holders are being asked to vote on a matter and that matter is related to other matters for which Schedule 14A would require specific disclosure, the additional specified disclosure must be provided. For further guidance, please see the Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (March 1999) and telephone interpretation 9.S under “Proxy Rules and Schedule 14A.” For example, it would appear that the acquisition of Vela would implicate Items 11, 13 and 14 of Schedule 14A because you are seeking approval of the issuance of securities in addition to the merger. It does not appear, however, that all of the item requirements have been provided, such as selected financial data and pro forma selected financial data, required pursuant to Item 301 of Regulation S-K. Please advise or revise.

Response: The Company has revised the proxy statement in Amendment No. 2 to include S-K 301 selected financial data for the Company (page 26) and pro forma selected financial data showing the effect of the transaction (page 69) as called for by Item 14 of Schedule 14A. Since Vela would meet the definition of “small business issuer” in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act, the proxy statement already included the financial disclosure called for by Item 310 of Regulation S-B with respect to Vela. The Company believes that the proxy statement now meets all of the applicable item requirements of Schedule 14A.

Letter to Shareholders – Opposition to the Merger by a Shareholder Group

3.

You state that you believe that shareholders “will find that Mr. Miller’s position is a purely negative one and that his motives and objectives (beyond blocking the Merger) are focused on his own, personal investment strategy and not on the best interests of the Company and [y]our shareholders as a whole.” Please provide the basis for your belief. In this regard, we remind you that Rule 14a-9 prohibits

Securities and Exchange Commission
June 30, 2006

making statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable.

Response: The Company believes that the preliminary proxy statement filed by Mr. Miller prior to the filing of Amendment No. 1 to the Company’s preliminary proxy statement provides an adequate factual foundation for the Company’s statement that “…Mr. Miller’s position is a purely negative one…” A review of Mr. Miller’s preliminary proxy statement reveals only negative conclusions and no positive proposals, plans or strategies. Mr. Miller urges shareholders to vote against the proposal to issue shares of the Company’s common stock in connection with the acquisition of Vela. He encourages shareholders to block the transaction. He warns shareholders that the Vela transaction will have a devastating impact on the shareholders. All of these are completely negative statements.

          Mr. Miller’s primary reason for opposing the Vela acquisition is the dilution to shareholders that will result from the issuance of the shares of the Company’s common stock. Related to the dilution issue, Mr. Miller is concerned that the Vela transaction will result in a change in control of the Company. Since Mr. Miller has also proposed his own nominees for the Board of Directors, it appears that he wants a change in control of the Company; but not the change in control that he suggests could occur as a result of the Vela transaction. His warning to shareholders that the transaction could result in a change in control is therefore rather disingenuous.

          With respect to the statement that Mr. Miller is “…focused on his own personal investment strategy and not on the best interests of the Company and [its]… shareholders as a whole…”, the Company reached this conclusion based upon Mr. Miller’s preliminary proxy material. In his preliminary proxy material, Mr. Miller opposed the transaction with Vela primarily because of the dilution to the Company’s shareholders inherent in the issuance of the shares of the Company’s common stock and the possible resulting change in control from such stock issuance, each of which would directly impact Mr. Miller’s apparent objective to influence management control of the Company. He did not comment at all on the Vela drug candidate assets to be acquired by the Company in the transaction, or their potential to enhance the value of the Company to all shareholders.

          Since 2004, the Company’s strategy has been to expand its portfolio of drug candidate assets. It has undertaken a lengthy evaluation process involving over 100 drug candidates and drug companies, and has concluded that Vela is the best opportunity to achieve the Company’s strategy. By ignoring the potential that the Vela drug candidate assets may bring to the Company, failing even to criticize the selection of the Vela drug candidate assets as inappropriate or inadvisable in connection with the Company’s business and scientific strategy, and simply focusing on the percentage interest that Mr. Miller and the shareholders will own following the transaction, Mr. Miller demonstrates a concern solely for his personal investment strategy. His focus on the dilution from the transaction reflects his lack of concern about expanding and enhancing the Company’s portfolio of potential drug candidates, the life blood of

Securities and Exchange Commission
June 30, 2006

a drug development company. Mr. Miller states that the combined company would face increased demands for cash, faster cash burn and diversion of funding from the Company’s historical products to Vela’s products. Mr. Miller’s comment, however, completely ignores the business reality that drug discovery companies face increased cash demands to develop drug candidates in the ordinary course of their business. The Company believes that if his opposition to the Vela transaction were based upon his desire to enhance the value of the Company for all shareholders and not just his own personal investment strategy, Mr. Miller would have expressed an opinion, positive or negative, on the potential of the Vela drug candidate assets, the advisability of the Company’s strategy to expand its portfolio of drug candidate assets, or the merits of the Company’s focus on acquiring later stage drug candidates as a means to minimize the risks associated with drug development. Further, the Company believes that Mr. Miller would have compared the advantages and disadvantages of the Company’s acquisition strategy with Mr. Miller’s unstated, but implicit alternative of focusing all of the Company’s resources on the Company’s current drug candidates.

          Based on the foregoing, the Company believes that it has an adequate factual basis to conclude that Mr. Miller’s “…motives and objectives … are focused on his own, personal investment strategy and not on the best interests of the Company and [its]… shareholders…”

          The Company understands that Rule 14a-9 prohibits making statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. The Company believes that it has not made any such statements and that the Company’s factual foundation for the statements it has made and the conclusions it has reached is reasonable. The Company’s comments regarding Mr. Miller are either limited to facts about his repeated proxy solicitations with a number of companies over recent years, or based on Mr. Miller’s articulated reasons for his opposition to the transaction with Vela Pharmaceuticals Inc. Based on Mr. Miller’s own preliminary proxy statement, the Company has concluded that Mr. Miller’s position is negative and focused on his personal investment strategy. None of these statements impugn Mr. Miller’s character, integrity or reputation and none of these statements charge illegal or immoral conduct.

4.

You also go on to say that you do not believe that Mr. Miller’s group “has any meaningful plan for enhancing or even preserving shareholder value.” Considering he is simply opposing the merger, why do you believe that he must have a meaningful plan for enhancing or preserving shareholder value? Please revise to remove this statement or clarify that Mr. Miller is under no obligation to provide such a plan.

Response: The Company does not say and does not believe that Mr. Miller must have a meaningful plan for enhancing or preserving shareholder value. However, in soliciting proxies from the Company’s shareholders to oppose the transaction with Vela, shareholders should know that the transaction is part of the Company’s long-term strategy. The Company has previously disclosed its strategy to expand its pipeline of drug candidate assets through acquisitions of specific drug candidate assets, acquisitions of drug discovery companies and licenses of drug candidate assets. The Company has also disclosed its objective of acquiring later stage drug

Securities and Exchange Commission
June 30, 2006

candidate assets that will reduce the risks of development of very early stage drug candidates. This is a strategy that the Company’s Board of Directors believes will ultimately enhance the value of the Company for all of its shareholders. The Company believes that it is important for its shareholders to know that merely opposing the transaction with Vela Pharmaceuticals, Inc., without articulating any business strategy for the Company, may seriously undermine the Company’s chances for success. Since Mr. Miller does not recommend any particular course of action for the Company other than opposition to the transaction, the Company determined that it should emphasize to its shareholders the fact that defeating the proposal to approve the issuance of the shares in the Merger without an alternative plan may undermine the Company’s strategy. The Company has revised its disclosure regarding Mr. Miller’s failure to propose a meaningful plan for the Company by noting that he is under no obligation to do so. (page iii)

5.

To put your statement that “a substantial portion of Vela’s liabilities will be satisfied by Vela prior to or in connection with the closing of the merger” in context, please revise this discussion, here or elsewhere in the document, to explain what liabilities will be satisfied by Vela, as compared to the liabilities you will be satisfying by providing $5 million in consideration as part of the closing of the acquisition. Provide quantified information, where available, so as to explain what you mean by “substantial.”

Response: The statement that “since a substantial portion of Vela’s liabilities will be satisfied by Vela prior to or in connection with the closing of the merger” has been deleted. In fact, none of the Vela liabilities referred to will be satisfied prior to the closing. As described elsewhere in the proxy statement, the $5,000,000 in cash to be paid to or on behalf of Vela at the closing, together with any remaining cash on hand, will be used by Vela to pay certain of Vela’s liabilities, including Vela’s costs and expenses incurred in connection with the Merger, obligations under its Acquisition Bonus Plan, all interest accrued through the Effective Date on Vela’s outstanding bridge notes and a portion of the principal of those notes, and all principal and accrued interest on Vela’s outstanding senior notes. The holders of Vela’s bridge notes have agreed to convert the remaining principal of the notes into Vela’s Series D Redeemable Convertible Preferred Stock which will be cancelled in connection with the Merger.

Questions and Answers About the Merger, page iv

6.

“What will happen to my shares of common stock in the acquisition?” Please revise this discussion to quantify the percentage of dilution that will occur as a result of the acquisition, both at the Effective Date and assuming milestones are met with respect to the additional shares so that shareholders can appreciate how the acquisition will impact their existing ownership.

Response: The Company has revised the discussion (page iv), using the total number of shares outstanding as of the record date as a means of comparison, to quantify the percentage of dilution that will occur as a result of the acquisition, both at the Effective Date and assuming milestones are met with respect to the additional shares.

Voting Securities, page 2

7.

We note your indication that “[t]he named proxies will have the discretionary authority to vote in favor of a proposal to adjourn the Meeting if necessary to solicit additional proxies to vote in favor of the proposal…” The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority

Securities and Exchange Commission
June 30, 2006

is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response: The Company has revised its preliminary proxy statement and proxy card to include a new Proposal 2 to grant discretionary authority to the persons named as proxies to adjourn the special meeting if necessary to solicit additional proxies to approve the proposal to issue up to 19,500,000 shares of the Company’s common stock in connection with the proposed acquisition of Vela Pharmaceuticals Inc. (page 71)

Form 8-K filed June 13, 2006

8.

Please provide support for your statement that “[o]ver the past few years, Mr. Miller has launched proxy fights in a number of companies to oppose decisions of their boards of directors and exhibits the pattern of a serial corporate dissident concerned only about his personal investment strategies.” In the future, please ensure that such statements are characterized as your belief. Further, please provide us with support for the basis of this statement, both as it relates to the prior proxy fights to which you make reference and your belief that Mr. Miller “is concerned only about his personal investment strategies.”

Response: Based upon the Company’s review of SEC filings relating to proxy solicitations in which Mr. Miller has been involved, the Company has determined that Mr. Miller has engaged in a number of proxy contests in recent years. In 2003 and 2004, Mr. Miller solicited proxies in favor of his nominees to the Boards of Directors of Anacomp, Inc., Celeritek, Inc. and Dynabazaar, Inc. (formerly known as FairMarket, Inc.). He is now soliciting proxies in opposition to the Company’s solicitation to approve the issuance of shares of the Company’s common stock in connection with the acquisition of Vela, and he intends to solicit proxies for his nominees to the Company’s Board of Directors. The Company believes that at least four proxy solicitations in three years is adequate support for the statement that “…Mr. Miller has launched proxy fights in a number of companies…and exhibits the pattern of a serial corporate dissident”.

          With respect to the statement that Mr. Miller is concerned only about his personal investment strategies, the Company reached this conclusion based upon Mr. Miller’s preliminary proxy material filed at the time the Company filed its Current Report on Form 8-K. Please see the Company’s response to the Commission’s Comment No. 3, above, regarding the factual basis for the Company’s conclusion that Mr. Miller is focused on his own personal investment strategy.

          Based on the foregoing, the Company believes that Mr. Miller’s statements in his preliminary proxy material filed at the time of the Company’s filing of its Current Report on Form 8-K provide sufficient grounds to make the statement that Mr. Miller “…is concerned only about his personal investment strategies.” In the future, however, and at your request, the

Securities and Exchange Commission
June 30, 2006

Company will clarify and qualify any such additional or similar statements as to the Company’s belief.

*     *     *

          The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please call me or Ted Chastain at my office at 212-986-9700 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

Adam D. Eilenberg

cc:	Zafar Hasan, Esq., Securities and Exchange Commission Pharmos Corporation